UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2026

Commission file number: 001-42834

REGENTIS BIOMATERIALS LTD.

(Translation of registrant’s name into English)

60 Medinat Hayehudim Street, 4676652, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On November 9, 2026, Regentis Biomaterials Ltd. issued a press release entitled “Regentis Signs Exclusive Distribution Agreement with AMI Technologies to Commercialize GelrinC® in Israel.” A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The first, second and fourth paragraphs of the press release attached hereto as Exhibit 99.1 are hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-298211), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated November 9, 2026.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Regentis Biomaterials Ltd.

Date: November 9, 2026	By:	/s/ Ori Gon
	Name:	Ori Gon
	Title:	Chief Financial Officer

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